Münchener Rück
Munich Re Group

RECEIVED

2006 JUN -7 P 12:19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

06014179

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate
Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

GL1
Queries to: Mr. Hans-Juergen Mueller-von Pilchau

Tel.: +49 (89) 3891-9887
Fax: +49 (89) 3891-79887

Date: 31 May 2006
E-mail: muellervonpilchau@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Application for Exemption under Rule 12g3-2(b)
of the Securities Exchange Act of 1934

Ref.: Publication of Directors Dealings

Dear Ms. Cascio,

Munich Re published a notification of a transaction in accordance with section 15a of the WpHG (German securities trading law) on May 29 on its web site. Enclosed you will find the download of the notification.

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

Publication and Notification of Transactions in Accordance with section 15a of the WpHG (German securities trading law)

Securities trading subject to reporting requirements – Directors' dealings

Any persons working in a management capacity for an issuer of securities are required under Section 15a of the German Securities Trading Act (WpHG) to inform the issuer and the German Federal Financial Supervisory Authority (BaFin) of any transaction involving the purchase or sale of company shares or financial instruments pertaining to these shares in which they themselves engage. The same applies to certain persons closely related to or connected with the managers mentioned above (e.g. spouses, children entitled to maintenance, juridical persons). Details of the reporting requirements can be found in the German Securities Trading Act.

Relevant information received by Munich Re will be published on this website. The notification must be published for a period of at least one month on the website of the issuer.

Function / Status	Member of Supervisory Board
First name / Surname	Ron Sommer
Date and venue (stock exchange) of transaction	17.05.2006, Stuttgart
Type of security / financial instrument	Bonus certificate
Securities identification number	DE000CM17127
Type of transaction	Purchase

Quantity	500
Price / Currency	€114.56
Business volume	€57,280
Further information (derivatives)	Underlying instrument: Munich Re shares Strike price: €107.35 (Xetra closing price on 17 May 2006) Price multiplier: 1 Maturity: 07.08.2007
Comments	—